UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

EXPLANATORY NOTE

This Form 6-K/A is being filed to correct certain estimates made in the section entitled “Outlook” on page 4 of the Current Report on Form 6-K filed on January 7, 2009. Other than the correction of such error, no part of the Current Report on Form 6-K filed on January 7, 2009 is being amended. For convenience, the Current Report on Form 6-K filed on January 7, 2009 is being amended and restated in its entirety herein as aforesaid.

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER TRAFFIC

DECREASE OF 16.8% FOR DECEMBER 2008

Guadalajara, Jalisco, Mexico – January 8, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of December 2008 compared to traffic figures for December 2007.

During December 2008, total terminal passengers decreased 16.8% compared to the previous year; international passenger traffic decreased 10.9%, while domestic passenger traffic decreased 19.9% compared to December 2007.

Compared to December 2007, domestic terminal passenger traffic in December 2008 registered a net decrease of 285.3 thousand passengers in all of the airports operated by GAP except Los Cabos. Most of the declines took place at the airports of Tijuana, with 133.4 thousand fewer passengers, Guadalajara, with 57.4 thousand fewer passengers, Guanajuato, with 18.7 thousand fewer passengers, Hermosillo, with 15.3 thousand fewer passengers, and Morelia, with 13.7 thousand fewer passengers.

The Los Cabos airport reported growth of 2.9 thousand domestic passengers as a result of an increase in traffic on the routes to and from Guadalajara and Mexico City.

In the case of the Tijuana airport, this decline was principally due to a reduction in traffic on the routes to Guadalajara, Toluca, Guanajuato, Culiacan, Mexico City, Morelia, Hermosillo, Los Mochis, Monterrey, Colima, and Tepic, among others. These declines were mainly due to the suspension of the operations of Aerocalifornia, Avolar and Alma, as well as to the reduction of operations from Aviacsa and Mexicana, on routes to and from the previously mentioned cities.

The decline at the Guadalajara airport was due to a decrease in traffic on the routes to and from Tijuana, Toluca, Ciudad Juarez, Puerto Vallarta, Veracruz, Los Mochis, Monterrey, Oaxaca, La Paz, Torreon, Queretaro, Ciudad Obregon, among others. This was due to the exit of Aerocalifornia, Avolar and Alma, in addition to the reduction of frequencies from Aviacsa, Aeromexico, Mexicana and Aeromexico Connect.

The decline at the Guanajuato airport was due mainly to the decrease in traffic on the routes to and from Tijuana, Monterrey, Mexico City, and Toluca. The declines on the routes to Mexico City and Monterrey were mainly due to the fact that, beginning on May 12, Aviacsa ceased operations out of the Guanajuato airport. Additionally, traffic to this airport was affected by the exit of Avolar and Alma.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

The decline at the Hermosillo airport was primarily due to a decrease in traffic on the routes to and from Monterrey, Tijuana, Toluca, Guadalajara, Puebla, and La Paz, which was due to a reduction in operations of Aeromexico, VivaAerobus, Aviacsa, Aeromexico Connect and Avolar.

International terminal passenger traffic decreased by 81.3 thousand passengers, or 10.9% compared to December 2007.

The airports that experienced an increase in international passenger traffic were Morelia with 2.5 thousand additional passengers and Mexicali with 0.1 thousand additional passengers.

In the case of the Morelia airport, the increase was due to higher traffic on the routes to and from Chicago, Los Angeles, Sacramento and Salt Lake City, operated by Mexicana.

On the other hand, the following airports experienced decreases in international passenger traffic: Guadalajara, with 38.5 thousand fewer international passengers, Puerto Vallarta, with 13.3 thousand fewer international passengers, Guanajuato, with 11.1 thousand fewer international passengers, Los Cabos, with 8.1 thousand fewer international passengers, and Aguascalientes, with 4.9 thousand fewer international passengers.

In the case of the Guadalajara airport, the decrease was primarily due to the decline in international traffic from passengers travelling to and from Los Angeles, Dallas, Oakland, Fresno and Las Vegas.

The decrease at the Puerto Vallarta airport was due to the decline in international passenger traffic to and from Portland, Vancouver, Minneapolis, Milwaukee, Denver, St. Louis, Chicago and Albuquerque.

The decline at the Guanajuato airport was due to the decrease in passenger traffic to and from Los Angeles, Dallas, Chicago and Houston.

In the case of Los Cabos, the decrease was due to a decline in passenger traffic on routes to and from Dallas, Portland, Denver, Atlanta, San Jose (California), Las Vegas, Los Angeles, Chicago and San Diego.

The decrease at the Aguascalientes airport was due to a reduction in traffic to and from Los Angeles and Houston.

GAP Passenger Traffic Report December 2008	Page 2 of 5

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Passenger Traffic Report December 2008	Page 3 of 5

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of December 2008, the weekly schedule of flights operated by LCC’s increased by 58 weekly segments compared to November 2008, for a total of 735 frequencies.

In December 2008, approximately 575.3 thousand passengers were transported by the LCC’s, representing approximately 50.17% of the total number of domestic passengers for this month.

Outlook

Due to recent events in the aeronautical sector during the past few months from the suspension, and/or entering of different airlines into the bankruptcy process, as well as the adverse economic environment, the Company has made certain extraordinary changes to GAP’s 2009 traffic and financial guidance. The Company now estimates a decline between 3% to 5% in total terminal passengers compared to 2008; a decline in aeronautical services revenues between 0% to 3%; an increase in commercial revenues between 2% to 5%; an increase in costs of services between 2% to 6%; an EBITDA margin between 64% to 65% and an estimated tax rate of 28%.

Recent Events

During the second half of 2008 the Servicio de Administración Tributaria (SAT) exercised its right to verify the documents used by the external auditor in reporting fiscal 2005 results for Aguascalientes Airport S.A. de C.V., resulting in comments delivered to the Company at the close of November 2008, including questions surrounding the fiscal amortization rate

GAP Passenger Traffic Report December 2008	Page 4 of 5

used for the concession value at the Aguascalientes Airport.  As a result, and according to the Mexican federal tax code, the Company responded to the SAT disputing the arguments presented on December 11, 2008.  In the event that the authorities do not accept the Company’s arguments, the authorities can recommend liquidation due to unpaid taxes, fees and charges against the Company. In that case, the Company would exercise its rights of defense resulting in a fiscal judgment.  In the event that all of the legal avenues are exhausted, the case will be resolved against the Company’s interest, which would have an adverse effect on the Company’s financial results.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report December 2008	Page 5 of 5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 8, 2009